GOGO BABY, INC.
                           5745 Kearny Villa Road #102
                                  San Diego CA
                                  619 247 9630



January 22, 2015

Re: Registration Statement S-1
    File Number 333-198772
    Your comment letter dated October 10, 2014

J. Nolan McWilliams
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C.  20002

Dear Mr. McWilliams,

Thank you for your very helpful comments. I will number my responses to correspond with the number on your comments.

1. Gogo Baby, Inc. does not believe or consider itself to be a Shell company. The Company considers itself to be a Development Stage Company and is activity pursuing its business plan.

Rule 405 does not apply in as much as the Company has a specific business plan with a product based on a patent pending filed with the US government, patent number 14049167.

More Specificy:

     * The Company has an asset on its books (patent pending 14049167). The Company maintains sufficient cash on its balance sheet to finish several additional prototypes and to start a marketing campaign with the manufactures of car toys for car seats
     * The Company has produced prototypes of its proposed product based on the pending patent.
     *    The Company has run tests using the prototypes which it has built.

Please see Management's Discussion and Analysis or Plan or Operation.

2. All DTH Shareholders reside either in California or outside of the United States.
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3. All work is done by the Company's president at no cost to the Company. Mr.
Hargrave receives no salary and he uses parts from his own inventory at no cost to the Company. The Company's major expense is corporate costs including accounting which the Company estimates at a monthly average of $1,000. The Company's present cash will last about three months at the present "burn rate". (See Limited Operating History)

4. The date was set by DTH. As of this date there are no shareholders who will not receive the distribution.

5. Added to Risk Factors

6. Mr. Hargrave owns and operates a computer repair facility by the name of MD Computers. At the present time Mr. Hargrave feels that he has sufficient time to act in his capacity for the Company. At some point is the future their may be a conflict of interest between his two responsibilities. That conflict must be resolved depending on the conditions at the time. The result may not be in the best interests of Gogo Baby, Inc. (Added into Risk Factors)

7. At the present time we have no special relations or contracts with any supplier. All of our components are easily purchased "off the shelf" from several suppliers. Should the Company deal with a single supplier there is the possibility of not being able to obtain the items on a basis desirable to the Company.

8. The Company estimates the cost of preparing and filing the required reports for the SEC at approximately $12,000 per year. We may also expend an unknown amount for communications with its shareholders. If the Company should have a deficit of cash and not be able to obtain addition financing, it might be unable to file. If the Company were listed, this might lead to delisting.

9. Deleted as suggested.

10 - 15 We have rewritten the Business Plan with your comments in mind. We believe we have answered the requirements of 101(h) throughout the document.

16. We would only need to evaluate safety if the Company were to start on Operating Objective Two.

17. All components of our entertainment system are purchased from suppliers who have had their components approved by the proper agencies

18. All the prototypes were built by the Company's president, Malcolm Hargrave, at no cost to the Company.

19. We have disclosed them under Related Business Transactions.

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20. Done as requested.

21. Corrected

22. Corrected

23. Noted. New quarter added.

24. As requested

25. As requested

26. As requested.

Sincerely,
GOGO BABY, INC.


/s/ Malcolm Hargrave
-----------------------------
Malcolm Hargrave
President

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